Apex Launches Extensive 2025 Re-Analysis of Preserved Historical
Drill Core at Rift Rare Earth Project Near Elk Creek, Nebraska

-Unique opportunity offers potential to accelerate mineralization models,

drill targeting, scale & grade knowledge base

Vancouver, B.C - November 24, 2025 - Apex Critical Metals Corp. (CSE: APXC, FSE: KL9, OTCQB: APXCF) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to announce that it has commenced an extensive 2025 re-sampling and re-logging program of historical drill core from the Rift Rare Earth Project, located near Elk Creek, Nebraska, USA.

The historical drill programs were completed during the 1970s and 1980s by Molycorp Inc., and a substantial portion of the drill core, and sample material have been preserved and are available for modern analysis.

The Company has retained Dahrouge Geological Consulting Ltd. to oversee the program. Dahrouge previously completed similar verification and re-sampling work for Quantum Rare Earth Developments Corp. in 2010-2011, which supported the first modern NI 43-101 Technical Reports for the Elk Creek district. Apex's 2025 work will include re-logging of drillholes and the selection of samples for multi-element analysis. All samples will be analyzed by Actlabs using modern Fusion ICP-MS, ICP-OES and XRF. Initial results are expected during the first quarter of 2026.

Apex CEO, Sean Charland, states: "We are grateful to the Conservation and Survey Division, School of Natural Resources, University of Nebraska-Lincoln for ensuring the preservation of the historical Molycorp material. Having access to this material is a tremendous resource to draw from and our 2025 re-logging and re-sampling program initiative at Rift will provide a modern analytical foundation for understanding the scale and grade potential of the system."

The results of this work will support Apex's ongoing geological interpretation and modelling of the Rift carbonatite system, which is host to significant rare earth element ("REE") and niobium mineralization. The Rift Project covers a series of carbonatite and related intrusive rocks which form part of the broader Elk Creek district, a region known to contain high-grade REE and niobium mineralization at depth.

Historical drilling by Molycorp identified multiple zones of REE- and niobium-bearing carbonatite within the boundaries of Apex's current holdings at Elk Creek though these results pre-date NI 43- 101 and are therefore non-compliant with current reporting standards. Apex is not treating the historical results or estimates as current mineral resources or reserves.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Geologist for Dahrouge Geological Consulting Ltd. and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

The results discussed in this document are considered historical. An Apex Critical Metals Corp. qualified person has not performed sufficient work or data verification to validate these historical results in accordance with NI 43-101, and therefore results should not be relied upon until such time that the Company has carried out its own sampling, drilling and modern analysis.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the planned re-logging and re-sampling of certain historical drill cores and when the Company expects to receive results from such activities, , the potential benefits of undertaking a re-analysis of the historical drill cores, and statements regarding the Company's Canadian and US-based prospective assets more particularly described above.. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.